UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Revolving Kitchen – Fairview LLC

Legal status of Issuer:

    Form:

    Limited liability company

    Jurisdiction of Incorporation/Organization:

    Texas

    Date of Organization:

    February 21, 2022

Physical Address of Issuer:

164 Town Place, Fairview, Texas 75069

Website of Issuer:

https://revolvingkitchen.com

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of seven percent (7%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

None

Type of Security Offered:

Crowd Revenue Note

Target Number of Securities to be Offered:

250,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$250,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐   Pro-rata basis
☐   First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$1,000,000

Deadline to reach the Target Offering Amount:

March 31, 2023

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

0

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)*
Total Assets	$0	-
Cash & Cash Equivalents	$0	-
Accounts Receivable	$0	-
Short-term Debt	$0	-
Long-term Debt	$0	-
Revenues/Sales	$0	-
Cost of Goods Sold**	$2,500	-
Taxes Paid	$0	-
Net Income	($2,500)	-

*The Company was formed February 21, 2022
**Operating Expenses in the Company's Financial Statements

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

Revolving Kitchen – Fairview, LLC



A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES,

INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the "Intermediary") has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (as defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $250,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,000,000 (the "**Maximum Offering Amount**") of Crowd Revenue Note (the "**Securities**") which will be issued pursuant to, and will be governed by, a Crowd Revenue Note Purchase Agreement among the Company and the purchasers of the Securities (the "**Agreement**"), on a best efforts basis as described in this Form C (this "**Offering**"). The Minimum Individual Subscription Amount is $150 and the Maximum Individual Subscription Amount is $500,000. The Company reserves the right to amend the Minimum Individual Subscription Amount and Maximum Individual Subscription Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Subscription Amounts and Maximum Individual Subscription Amounts to Investors participating in such programs without notice. We must raise an amount equal to or greater than the Target Offering Amount by March 31, 2023 (the "**Offering Deadline**"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and the closing has occurred. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline using the cancellation mechanism provided by the Intermediary. **<u>Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.</u>**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.com/revolving-kitchen (the **"Deal Page"**). The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions.

The Securities

We request that you please review this Form C and the Crowd Revenue Note instrument attached as <u>Exhibit B</u>, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Revenue Sharing Percentage

means 10% of each month's Monthly Revenue

Term

60 months; The term of the investments starts twelve months following the first full calendar month after final Closing.

Maturity Date

The Maturity Date of each Note means the close of the 60th month following twelve months after the first full calendar month after final Closing, or such earlier time as determined by the Issuer. ("**Maturity**").

Investment Multiple

The Investment Multiple means 1.55x. If the Company is prepaying the Total Payment within 54 months prior to the Maturity Date, the Investment Multiple means 1.50x and if within 48 months prior to the Maturity Date, the Investment Multiple means 1.45x. Under the Crowd Revenue Note Purchase Agreement and the Note, as a result of being paid their proportionate shares of the Company's gross revenue on a monthly basis, the Company expects to pay to Investors in the aggregate an amount equal to the Investment Multiple multiplied by their original investments.

Total Payment

The Company will make monthly payments based on the relevant revenue sharing percentage, until the Investors have been paid an amount equal to (a) the Offering Amount multiplied by (b) the relevant Investment Multiple ("**Total Payment**").

Early Payment Provision

If the Company is prepaying the Total Payment within 54 months prior to the Maturity Date, the Investment Multiple means 1.50x and if within 48 months prior to the Maturity Date, the Investment Multiple means 1.45x.

Not Equity Interests

The Securities are not equity interests in the Company and merely provide a right to receive a repayment of principal and certain interest.

Event of Default

If there is an Event of Default (as defined below) and Republic Investment Services, an affiliate of OpenDeal Portal LLC provides written notice of acceleration of the Notes to the Company, the Company shall be provided thirty (30) days to cure such default (to the extent that such Event of Default is curable). If the default is not cured within such thirty (30)-day period (or is otherwise not curable), the unpaid balance of the Notes shall become immediately due and payable by the Company to the Investors, and OpenDeal Portal LLC or Republic Investment Services (as applicable) may pursue any other action or remedy permitted by law. Notwithstanding anything to the contrary herein, (a) if the Issuer is actively and in good faith seeking to cure such Event of Default but is unable to do so within such 30-day period, Republic Investment Services may extend such 30-day period by such number of additional days as

Republic Investment Services determines reasonably necessary to allow the Company to cure such Event of Default, and (b) as set forth in the Republic Agreement, Republic Services has the exclusive authority to enforce ALL remedies of the Investors under this Agreement.

An **"Event of Default"** means (a) the Company's failure to pay when due (subject to any grace period permitted under this Agreement) any amount payable by it hereunder and such failure continues for ten (10) business days; (b) The Company's failure to comply with any of its reporting obligations owed to Republic and such failure continues for ten (10) business days; (c) the Company's breach of any other covenants made by it hereunder and such breach continues for ten (10) business days; (d) the voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt; (e) the entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry; (f) the entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within thirty (30) days after such entry; (g) the issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within thirty (30) days after such issuance, entry or receipt; (h) any representation or warranty made by the Company under the NPA shall prove to have been false or misleading in any material respect when made or deemed to have been made; *provided* that no Event of Default will occur if the underlying issue is capable of being remedied and is remedied within thirty (30) days of the earlier of the Company becoming aware of the issue and being given written notice of the issue by OpenDeal Portal LLC or its agents; and (i) the occurrence of a Trigger Event.

A **"Trigger Event"** means an event or series of events by which (a) the persons who hold the voting interests in the Issuer on the Closing Date cease to own and control at least 51% of the voting interests in the Issuer on a fully diluted basis, (b) the Issuer merges, consolidates or enters into any similar combination with any other entity (without the Issuer being the continuing or surviving entity), (c) the Issuer disposes all or substantially all of its assets to any other entity, (d) the Issuer ceases operations for more than thirty (30) days (or notifies Republic or Republic Investment Services of its intent to do so), or (e) the Issuer liquidates, winds up or dissolves itself (or suffers any liquidation, windup or dissolution). For the avoidance of doubt, "voting interests" exclude the Notes.

Voting and Control

The Securities have no voting rights.

Company does not have any voting agreements in place.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.

COMMISSION AND FEES

Cash Commission

At the conclusion of the Offering, the issuer shall pay a fee of seven percent (7%) of the amount raised in the Offering to the Intermediary.

Other Compensation

None.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening intermittently throughout 2022 and into the future due to COVID-19, the Company's revenue may have been, and may continue to be, adversely affected.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its manager, executive officers and key employees.

We are dependent on the Company's manager, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our manager, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations.

We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

If we do not meet a funding threshold of at least $4,000,000 we will not be able to complete construction and no Securities will be sold in this Offering, investment commitments will be cancelled and committed funds will be returned.

There can be no assurance that the capital raised by the Company to date and pursuant to this Offering will be sufficient to meet the Company's ongoing capital requirements. The Company must meet a funding threshold of approximately $4,000,000 in order to build out its infrastructure and complete construction on their facilities, which is integral to the Company's success. If this funding threshold is not met, the Company may not survive. Therefore, at the closing of this Offering investor funds will not be disbursed from escrow unless and until the Company provides evidence to the Intermediary of funding of at least $4,000,000 from either the proceeds of this Offering or outside financing. Therefore, investments from this Offering are not guaranteed unless the Company can show that it has ample financing following the closing of the Offering.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

The Securities are not secured by collateral and may become subordinated to any future secured liabilities.

The Securities are equal in right of payment to any of the Company's existing liabilities, are not secured by collateral and may become subordinated to any future secured liabilities. In the event we default on any of senior debt or in the event we undergo a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, the proceeds of the sale of our assets would first be applied to the repayment of our senior debt before any of those proceeds would be available to make payments on our subordinated debt, including the Notes. In addition, the Company's assets that secure debt ranking senior or equal in right of payment to the Securities will be available to pay obligations on the Investors only after the secured debt has been repaid in full from these assets. Accordingly, there may be no assets remaining from which claims of the Investors could be satisfied, or if any assets remained, they might be insufficient to satisfy those claims in full.

Neither the Crowd Revenue Note Purchase Agreement nor the Note materially restrict our ability to incur additional debt, repurchase our securities or to take other actions that could negatively impact Investors.

Although we presently have no intent to issue any additional debt, neither the Crowd Revenue Note Purchase Agreement nor the Note restrict us from incurring unsecured indebtedness in an aggregate principal amount not to exceed $500,000 at any time outstanding or indebtedness incurred with the prior written consent of Republic Investment Service, including senior debt or secured debt. In addition, the limited covenants contained in the Crowd Revenue Note Purchase Agreement nor the Note do not require us to achieve or maintain any minimum financial ratios relating to our financial position or results of operations. Our ability to recapitalize, incur additional debt and take a number of other actions that are not materially limited by the Crowd Revenue Note Purchase Agreement nor the Note. In addition, we are not restricted from repurchasing our Units by the terms of the Notes.

The Crowd Revenue Note Purchase Agreement and the Note is subject to transfer limitations.

The Investor will not, directly or indirectly, offer, sell, pledge, transfer, or otherwise dispose of (or solicit any offers to buy, purchase, or otherwise acquire to take a pledge of) ("***Transfer***") its interests under the Crowd Revenue Note Purchase Agreement and the Note during the one-year period beginning when the Crowd Revenue Note Purchase Agreement and the Note is issued, other than: (i) to the Company; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstance. The Company will not be required to permit or recognize any Transfer of the Crowd Revenue Note Purchase Agreement and the Note or any interest herein at any particular time, or with the passage of time. The Company is under no obligation to register or to perfect any exemption for resale of the Crowd Revenue Note Purchase Agreement and the Note under the Securities Act or the securities laws of any state or any other jurisdiction.

Separately, to the extent that any laws, regulations or similar considerations applicable to the Investor do not permit the Investor to continue to hold interests in the Crowd Revenue Note Purchase Agreement or the Note, the Investor will agree that the Company may, with prior consent and cooperation of the Intermediary, require the Investor to Transfer its interests under Crowd Revenue Note Purchase Agreement or the Note to the Company (such Transfer, a "Regulatory Transfer"), in an amount equal to the unpaid balance of the principal or an amount otherwise required by the applicable law, regulation or similar consideration requiring such Regulatory Transfer. Each Investor must agree and consent that the Issuer may take any actions that may be necessary or advisable to effectuate the intent of such Regulatory Transfer.

The Notes will not be rated.

We do not intend to seek a rating on the Notes. Accordingly, there is no third party which will express any opinion as to the value of the Notes or their terms.

Servicing our debt requires a significant amount of cash, and we may not have sufficient cash flow from our business to pay our substantial debt and continue operations.

Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness, depends on our future performance, which to a certain extent is subject to economic, financial, competitive and other factors beyond our control. Our business may not continue to generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

A change in control or fundamental change may adversely affect us or the Notes.

The Crowd Revenue Note Purchase Agreement and the Note provide that certain change in control events with respect to us will constitute a default. In addition, future debt we incur may limit our ability to repurchase the Notes upon a designated event or require us to offer to redeem that future debt upon specified events, including a designated event. Furthermore, the Company may believe it is in the best interests of its members and the Investors to engage in a line of business substantially different from the primary line of business carried on by the Company as of the date of this Form C, but the Crowd Revenue Note Purchase Agreement materially impairs the Company's right to engage in such business. As a result, the Company's operations are limited to the line of business set forth in the Form C, and any business reasonably complementary or ancillary thereto. Accordingly, we may lose opportunities to grow our business and, as a result, the value of and cash flow for the business may become impaired which increases the default risk under the Crowd Revenue Note Purchase Agreement and the Note.

If we sell additional equity or debt securities to fund our operations, restrictions may be imposed on our business.

In order to raise additional funds to support our operations, we may sell additional equity or debt securities, which may impose restrictive covenants that adversely impact our business. The incurrence of indebtedness would result in increased fixed payment obligations and could also result in restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. If we are unable to expand our operations or otherwise capitalize on our business opportunities as a result of such restrictions, our business, financial condition and results of operations could be materially adversely affected.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control, and any failure to meet our debt service obligations could have a material adverse effect on our business, prospects, results of operations and financial condition.

Our ability to pay interest on and principal of our debt obligations principally depends upon our operating performance. As a result, prevailing economic conditions and financial, business and other factors, many of which are beyond our control, will affect our ability to make these payments. If we do not generate sufficient cash flow from operations to satisfy our debt service obligations, we may have to undertake alternative financing plans, such as refinancing or restructuring our indebtedness, selling assets, reducing or delaying capital investments or capital expenditures or seeking to raise additional capital. Our ability to restructure or refinance our debt, if at all, will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. In addition, the terms of existing or future debt instruments may restrict us from adopting some of these alternatives. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance.

If, after we make payments to Investors under the Note, we file a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against us that is not dismissed, a bankruptcy or insolvency court may seek to recover such proceeds from the Investors.

If, after we make payments to Investors under the Note, we file a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against us that is not dismissed, any payments received by Investors could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a "preferential transfer" or a "fraudulent conveyance." As a result, a bankruptcy or insolvency court could seek to recover some or all amounts received by you. In addition, our managing member may be viewed as having breached its fiduciary duty to creditors and/or having acted in bad faith, thereby exposing such member and the Company to claims of punitive damages.

Investors should consult their respective tax advisers with respect to the Crowd Revenue Note Purchase Agreement and the Note.

If you are considering the purchase of a debenture, you should consult your own tax advisors as to the particular tax consequences to you of acquiring, holding or otherwise disposing of the debentures, including the effect and applicability of state, local or foreign tax laws, or any U.S. estate and gift tax laws. The Company makes no representations or warranties about the tax treatment thereof.

If we generate income, we may make distributions sufficient to discharge our members' federal, state and local tax obligations.

The Company is treated as a partnership for U.S. federal income tax purposes. As a partnership, the Company will generally not be subject to U.S. federal income tax. Instead, each member that is subject to U.S. tax will be required to take into account its distributive share, whether or not distributed, of each item of the Company's income, gain, loss, deduction or credit. It is possible that in any year, the Company may distribute assets to the members to discharge such member's federal, state or local tax obligations arising solely from the net income of the business of the Company. As a result, the Company's cash flow may be insufficient to satisfy its obligations under the Crowd Revenue Note Purchase Agreement and the Note.

Investors will not become equity holders of the Company.

Investors will not have an ownership claim to the Company or to any of its assets. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available.

Investors will not have voting rights.

Investors will not have the right to vote upon matters of the Company. Thus, Investors will never be able to vote upon any matters of the Company to affect its management or policies.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

A Crowd Revenue Note holder may lose their right to any appreciation or return on investment due to defaulting on certain notice and require action requirements in such Crowd Revenue Note; failure to claim cash set aside in this case may result in a total loss of principal.

The Crowd Revenue Note offered requires a holder to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion or termination of the Crowd Revenue Note, in connection with an Equity Financing or Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company. Failure to make a timely action may result in the Company declaring that the Investor is only eligible to receive a cash payment equal to their Purchase Amount (or a lesser amount in certain events). While the Company will set aside such payment for the investor, such payment may be subject to escheatment laws, resulting in a total loss of principal if the Investor never claims their payment.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

Debt Financing is inherently risky.

The Company's debt service obligations may adversely affect cash flow. As a result of any future debt obligations, we may be subject to: (i) the risk that cash flow from operations will be insufficient to meet required payments of principal and interest, (ii) restrictive covenants, including covenants relating to certain financial ratios, and (iii) interest rate risk.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

The Company is a multi-commercial kitchens facility offering turnkey kitchens, omni-channel ordering platform, and all-inclusive service offering to a wide variety of food businesses. The Company is wholly owned by Revolving Kitchen Holdco LLC, a Texas limited liability company.

The Company conducts business in Texas and sells products through the internet primarily in Texas and rarely throughout the United States.

Business Plan

Revolving Kitchen is a multi-commercial kitchens facility offering turnkey kitchens, omni-channel ordering platform, and all-inclusive service offering to a wide variety of food businesses including restaurants, consumer packaged goods companies, catering companies, meal prep companies, meal delivery companies, and other food manufacturers, wholesalers, and retailers. Additionally, the Company provides leasing / rent of turnkey kitchens, and provide ancillary services for food business for their production as well as sales.

Company's Products and/or Services

Product / Service	Description	Current Market
Front of the house service	Provided by team members, POS systems, and serve robots to take orders and bring food out	Part of the large, growing Dine-in Foodservice, Takeaway Foodservice, Packaged Snacks, Packaged Cooking Ingredients, Drive-thru Service, and Ready Meals markets within the Restaurants and Food Industry. According to Morgan Stanley, the total addressable market for online delivery is expected to grow 5% annually to roughly $470 billion by 2025, and Euromonitor predicts the market will grow to over $1 Trillion by 2030.

		Online delivery penetration is expected to grow from 6% to 13% in 2025 driven primarily by leading delivery aggregators.
Turnkey Commercial Kitchens	Permitted, inspected, equipped, furnished private kitchen	Part of the large, growing Dine-in Foodservice, Takeaway Foodservice, Packaged Snacks, Packaged Cooking Ingredients, Drive-thru Service, and Ready Meals markets within the Restaurants and Food Industry. According to Morgan Stanley, the total addressable market for online delivery is expected to grow 5% annually to roughly $470 billion by 2025, and Euromonitor predicts the market will grow to over $1 Trillion by 2030. Online delivery penetration is expected to grow from 6% to 13% in 2025 driven primarily by leading delivery aggregators.
Ordering Platform	Virtual food hall to order and bundle various products from different concepts for to-go and delivery	Part of the large, growing Dine-in Foodservice, Takeaway Foodservice, Packaged Snacks, Packaged Cooking Ingredients, Drive-thru Service, and Ready Meals markets within the Restaurants and Food Industry. According to Morgan Stanley, the total addressable market for online delivery is expected to grow 5% annually to roughly $470 billion by 2025, and Euromonitor predicts the market will grow to over $1 Trillion by 2030. Online delivery penetration is expected to grow from 6% to 13% in 2025 driven primarily by leading delivery aggregators.
Dine-in Food Hall	Dine-in Food Hall	Part of the large, growing Dine-in Foodservice, Takeaway Foodservice, Packaged Snacks, Packaged Cooking Ingredients, Drive-thru Service, and Ready Meals markets within the Restaurants and Food Industry. According to Morgan Stanley, the total addressable market for online delivery is expected to grow 5% annually to roughly $470 billion by

		2025, and Euromonitor predicts the market will grow to over $1 Trillion by 2030. Online delivery penetration is expected to grow from 6% to 13% in 2025 driven primarily by leading delivery aggregators.
Grab and Go Store	Retail / Convenience Style Grab and Go for food products	Part of the large, growing Dine-in Foodservice, Takeaway Foodservice, Packaged Snacks, Packaged Cooking Ingredients, Drive-thru Service, and Ready Meals markets within the Restaurants and Food Industry. According to Morgan Stanley, the total addressable market for online delivery is expected to grow 5% annually to roughly $470 billion by 2025, and Euromonitor predicts the market will grow to over $1 Trillion by 2030. Online delivery penetration is expected to grow from 6% to 13% in 2025 driven primarily by leading delivery aggregators.
Storage	Dry and cold storage	Part of the large, growing Dine-in Foodservice, Takeaway Foodservice, Packaged Snacks, Packaged Cooking Ingredients, Drive-thru Service, and Ready Meals markets within the Restaurants and Food Industry. According to Morgan Stanley, the total addressable market for online delivery is expected to grow 5% annually to roughly $470 billion by 2025, and Euromonitor predicts the market will grow to over $1 Trillion by 2030. Online delivery penetration is expected to grow from 6% to 13% in 2025 driven primarily by leading delivery aggregators.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

Our customer base consists of restaurants, consumer packaged goods companies, catering companies, meal prep companies, meal delivery companies, and other food manufacturers, wholesalers, and retailers, as well as everyday consumers.

Supply Chain

The Company's main vendors include contractors for renovations, repair and maintenance, technology platform licensors, and equipment suppliers. The Company has access to alternative providers.

Intellectual Property

The following trademarks are licensed to the Company by Revolving Kitchen Holdco, LLC:

Application or Registration #	Title	Description	File Date	Grant Date	Country
6074239	Revolving Kitchen	Trademark – Standard Character Mark	November 5, 2019	June 9, 2020	US

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	7%	$17,500	7%	$70,000
Leasehold Improvements/ Furniture, Fixtures, and Equipment	93%	$232,500	93%	$930,000
Total	**100%**	**$250,000**	**100%**	**$1,000,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above intended to assist you in understanding how the offering proceeds will be used.
- The Company intends to use the net proceeds of this Offering to fund the construction of and improvement to its products. It also intends to use the net proceeds to purchase furniture, fixtures and equipment.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Tyler Shin	Manager and Founder (January 2018 – Present)	Founder and Manager of Revolving Kitchen (January 2018 – Present). As Founder and Manager at Revolving Kitchen, Tyler's responsibilities include overall management of the operations. Tyler oversees accounting, finance, property management, sales and marketing, planning/budgeting, strategy/corporate development, and due diligence for future site selections.	BA in Psychology from UCLA (2005).
Jessica Madison	Facilities Manager (January 2020 – Present)	Facilities Manager of Revolving Kitchen (January 2020 – Present). As Facilities Manager at Revolving Kitchen, Jessica's responsibilities include overall management of the property/facility including tenant/member management, vendor management, repair and maintenance of the building and equipment, building improvements, permitting/inspections, custodial service, and security. Cafeteria Manager at Highland Park ISD (August 2016 – January 2020). As Cafeteria Manager, Jessica was responsible for managing daily cafeteria operations by developing work schedules, menus, safety and sanitation procedures and scheduling repairs and preventative maintenance of all kitchen equipment.	BS in Applied Management from Grand Canyon University (2020) and Culinary Arts Associate Degree from The Art Institutes (2016).
Amber Tarzwell	Operations Manager (January 2021 – Present)	Operations Manager of Revolving Kitchen (January 2021 – Present). As Operations Manager at Revolving Kitchen, Amber's responsibilities include overall management of the sales and marketing, technology, virtual food hall operations, and partnerships. Brand Training Manager at Alshaya Group (July 2012 – January 2020). As Brand Training Manager, Amber	BA in Marketing from Angelo State University (2008).

		was responsible driving, implementing, and overseeing the training and development of 17 Texas Roadhouse locations throughout the Middle East. Amber was responsible coordinating and leading training and operations in new store openings for five brand locations across the Middle East as well as for building manuals, systems, and tools to endure consistent, efficient, and legendary guest experiences.	

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Texas law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.


CAPITALIZATION, DEBT AND OWNERSHIP


Capitalization

The Company's membership interests have been issued and outstanding (the "**Membership Interests**"), and at the closing of this Offering, assuming only the Target Offering Amount is sold, one hundred percent of the Membership Interests will be issued and outstanding.

Outstanding Membership Interests

As of the date of this Form C, the Company's outstanding Membership Interests consists of:

Type	Membership Interests
Amount Outstanding	100%
Voting Rights	1 vote
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Membership Interests that may limit, dilute or qualify the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

Outstanding Options, SAFEs, Convertible Notes, Warrants

None.

Outstanding Debt

None.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Ownership (in terms of voting power)
Revolving Kitchen Holdco, LLC	100%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of July 31, 2022 the Company had an aggregate of $0 in cash and cash equivalents, leaving the Company with approximately 0 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "Use of Proceeds", which is an indispensable element of our business strategy.

Other than the proceeds from this Offering, the Company currently has a Tenant Improvement Allowance from its landlord.

Capital Expenditures and Other Obligations

The Company intends to purchase commercial cooking and refrigeration equipment.

Valuation

Although the Securities provide certain terms, the Company has ascribed no pre Offering valuation to the Company; the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Membership Interests	$2,500	100% of Membership Interests	General Corporate	2/21/2022	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: no qualifying transactions have occurred during the relevant period, except that the Member of the Company, Revolving Kitchen Holdco, LLC, entered into a Company Agreement, effective as of February 21, 2022, under which Revolving Kitchen Holdco, LLC contributed $2,500 in exchange for membership interest constituting one hundred percent (100%) ownership in the Company.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://revolvingkitchen.com.

The Company must continue to comply with the ongoing reporting requirements until:

    (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

    (2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

    (3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

    (4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

    (5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

DocuSigned by:
6AB1024DD49D4C7...

(Signature)

Tyler Shin

(Name)

Manager of Revolving Kitchen – Fairview, LLC

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:
6AB1024DD49D4C7...

(Signature)

Tyler Shin

(Name)

Manager Member of Revolving Kitchen Holdco, LLC,
the sole Member of Revolving Kitchen – Fairview, LLC

(Title)

8/25/2022

(Date)

DocuSigned by:
6AB1024DD49D4C7...

(Signature)

Tyler Shin

(Name)

Manager of Revolving Kitchen – Fairview, LLC

(Title)

8/25/2022

(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

REVOLVING KITCHEN-FAIRVIEW, LLC

**FINANCIAL STATEMENTS AND
INDEPENDENT ACCOUNTANT'S REVIEW REPORT**

JUNE 30, 2022

REVOLVING KITCHEN-FAIRVIEW, LLC

FINANCIAL STATEMENTS AND
INDEPENDENT ACCOUNTANT'S REVIEW REPORT

JUNE 30, 2022

TABLE OF CONTENTS

Page

To Member's
Revolving Kitchen-Fairview, LLC
Fairview, TX

We have reviewed the accompanying financial statements of Revolving Kitchen-Fairview, LLC (a Limited Liability Corporation), which comprise the balance sheet as of June 30th, 2022, and the related statement of income and member's equity, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Revolving Kitchen-Fairview, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Management's evaluation of the events and conditions and management's plans to mitigate these matters are also described in Note 6. Our conclusion is not modified with respect to this matter.

Mayne, Blumstein & Fingold CPAs LLP

Mayne, Blumstein & Fingold CPAs LLP
Merrick, New York
July 20, 2022

Revolving Kitchen-Fairview, LLC
Balance Sheet
June 30, 2022

	2022
ASSETS	
Current assets:	
Cash and cash equivalents	$ -
Total current assets	-
TOTAL ASSETS	-
Liabilities and Member's Equity	
Current Liabilities:	
Accounts Payable	-
Total current liabilities	-
TOTAL LIABILITIES	-
Member's Equity:	
Member's Contributions	2,500
Retained (Deficit)	(2,500)
Total Member's Equity	-
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ -

Revolving Kitchen-Fairview, LLC
Statement of Income (Loss)
For the period ended 6/30/22

		2022
Revenues	$	-
Cost of Goods Sold:		-
Gross Profit		-
Operating Expenses		
General and Administrative		2,500
Total Operating Expenses		2,500
Net (Loss)	$	(2,500)

Revolving Kitchen-Fairview, LLC
Statement of Cash Flows
For the period ending June 30, 2022

	2022
Cash Flows from Operating Activities:	
Net (Loss)	$ (2,500)
Adjustments to reconcile net income to net cash	
provided by operating activities:	
Increase (decrease) in liabilities:	
Accounts payable	-
Net Cash (Used) by Operating Activities	(2,500)
Financing Activities	
Member Contributions	2,500
Net Cash Provided by Financing Activities	2,500
Net Increase / (Decrease) In Cash and Cash Equivalents	-
Cash and Cash Equivalents, Beginning of Year	-
Cash and Cash Equivalents, End of Period	$ -
<u>**Supplemental disclosures:**</u>	
Interest paid:	$0
Taxes paid:	$0

Revolving Kitchen-Fairview, LLC
Statement of Member's Equity
For the period ending June 30, 2022

	Total Member's Equity
Balance as of January 1, 2022	$ -
Member Contributions	2,500
Net (Loss)	(2,500)
Balance as of June 30, 2022	$ -

Revolving Kitchen-Fairview, LLC
Notes to the Financial Statements for the
Period Ended June 30, 2022

NOTE 1 – NATURE OF OPERATIONS

 Revolving Kitchen-Fairview, LLC. (which may be referred to as "the Company", "we," "us," or "our") was registered in Texas on February 21, 2022. The Company is a multi-commercial kitchens facility offering turnkey kitchens, omni-channel ordering platform, and all-inclusive service offering to a wide variety of food businesses including restaurants, consumer packaged goods companies, catering companies, meal prep companies, meal delivery companies, and other food manufacturers, wholesalers, and retailers. Additionally, the Company provides leasing / rent of turnkey kitchens, and provide ancillary services for food business for their production as well as sales.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of June 30th, 2022, the Company had $0 of cash on hand.

Receivables and Credit Policy

The company deals with one major business segment. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances. As of June 30th, 2022, the Company had $0 in accounts receivable.

Inventory

The Company maintains no physical inventories.

Fixed Assets

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

The company has no fixed assets on its books since inception and therefore, has had no depreciation expense.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment as of June 30th, 2022.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through June 30th, 2022, as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of June 30th, 2022, the unrecognized tax benefits accrual was zero.

Revenue Recognition

The company's sales are derived from the sale of services with revenue being recognized when persuasive evidence of an arrangement existed, the sale had occurred, the sales price was fixed or determinable and collectability was reasonably assured. In evaluating the if the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606") the company felt it was already recognizing revenue when performance obligations under the terms of the contracts with our customers are satisfied. The Company generates revenues by selling. For the period ending June 30th, 2022, the Company recognized $0 in revenue.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred. Such costs approximated $0 for the period ended June 30th, 2022.

New Accounting Pronouncements

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes,* or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified a noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows* (Topic 230), *Restricted Cash,* or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842), or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification with determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting,* or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31st, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (*Topic 718*)*: *Scope of Modification Accounting,* or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – FIXED ASSETS

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method based on useful lives of the assets. There was $0 depreciation expense for the period ended June 30th, 2022.

NOTE 4 – INCOME TAXES

The Company for tax purposes is treated as a disregarded entity and the owner will file the income and expenses on Schedule-C which is included on his individual tax return.

NOTE 5 - COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company registered February 21, 2022 and has yet to establish a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of June 30th, 2022.

NOTE 8 – CROWDFUNDING OFFERING

Effective as of June 22, 2022, the Company entered into an agreement with OpenDeal Portal LLC d/b/a Republic, a Delaware limited liability company. Revolving Kitchen-Fairview, LLC together with Republic, pursuant to which Revolving Kitchen-Fairview, LLC will prepare and launch a Regulation Crowdfunding securities-offering facilitated by Republic on a website owned by OpenDeal Inc, and hosted by Republic Core LLC (collectively, the "Portal"). Revolving Kitchen-Fairview, LLC seeks to complete an offering of the Company's securities under Section 4(a)(6), Regulation Crowdfunding (Reg CF), of the Securities Act of 1933 (the "Crowdfunded Offering") up to $1,000,000 of simple agreement for future equity. The Company is attempting to raise a minimum amount of $250,000 in this offering and up to $1,000,000 maximum. The Company must receive commitments from investors totaling the minimum by the offering deadline. The offering is still ongoing as of July 20th, 2022, the date the financial statements were available to be issued.

NOTE 9 – SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through July 20th, 2022, the date financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

REVOLVING KITCHEN – FAIRVIEW LLC

CROWD REVENUE NOTE PURCHASE AGREEMENT
SERIES 2022

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2022 Crowd Revenue Note holders, "**Investors**") of $[________] (the "**Principal**") on or about [Date of Agreement], Revolving Kitchen – Fairview LLC, a Texas limited liability company (the "**Company**"), hereby issues to the Investor certain Notes (as defined below), subject to the terms set forth below. This Crowd Revenue Note Purchase Agreement (the "**Agreement**") and the Notes issued by the Company hereunder are being offered by the Company to prospective investors pursuant to the terms of that certain public offering (the "**Offering**") effected through OpenDeal Portal LLC, a Delaware limited liability company, and a registered funding portal and member of FINRA/SIPC ("**Republic**"), available at https://republic.com and each subdomain thereof (the "**Portal**"), in which the Company proposes to raise a minimum aggregate amount of $250,000 (the "**Minimum Offering Amount**") but not more than a maximum aggregate amount of $1,000,000 (the "**Maximum Offering Amount**").

Certain Defined Terms

"**Investment Multiple**" means 1.55x. If the Company is prepaying the Total Payment at least 48 months but less than 54 months prior to the Maturity Date, the Investment Multiple means 1.45x. If the Company is prepaying the Total Payment at least 54 months but less than 60 months prior to the Maturity Date, the Investment Multiple means 1.50x.

"**Maturity Date**" means the close of the 60th month following the twelfth month following the close of the first full calendar month after the Closing Date.

"**Revenue Sharing Percentage**" means 10% of each month's Monthly Revenue.

In consideration of the premises and the agreements, provisions and covenants herein contained, the parties hereto agree as follows:

1. **Purchase and Sale and Issuance of the Note**
   a. Subject to the terms and conditions of this Agreement, the Company agrees to issue, sell and deliver to each Investor and each Investor agrees to purchase from the Company a note in the amount of the applicable Principal on the Closing Date and in the form attached hereto as Exhibit A (each, a "**Note***"* and collectively, the "**Notes**").
   b. The Notes may be repaid or prepaid in accordance with the provisions of Section 2, but once repaid or prepaid may not be reborrowed.

2. **Note Repayment**
   a. In consideration of the proceeds of the Notes and subject to the terms and conditions of this Agreement, the Company agrees to commence the payment of Monthly Payments to the Paying Agent (for the benefit of the Investors) in arrears by the 5th business day after the close of each month, commencing with first full month ending after the 12 month anniversary of the Closing Date in which the Company is open for business for the entirety of the month until the Company has paid 100% of the Total Payment to the Paying Agent (for the benefit of the Investors). Notwithstanding the foregoing, and to the extent applicable to Company, in the event that the Company is not open for business within six (6) months following the Expected Opening Date, the Company agrees to commence the monthly prepayment of one percent (1%) of the Offering Amount, in arrears by the 5th business day after the close of each month, starting with the 6th month following the Expected Opening Date, until the Company is open for business and commences to make Monthly Payments. In the event the Company's board of directors or equivalent believes there is no commercially reasonable method to process the first Monthly Payment due, Monthly Payments may be delayed up to ninety (90) days without interest or penalty, provided the Company undertakes a good faith effort to secure assistance with facilitating the payments from qualified third parties.
   b. If the amount of a scheduled Monthly Payment exceeds the unpaid balance of the Total Payment, the Company shall pay to the Paying Agent (for the benefit of the Investors) an amount equal to the unpaid balance of the Total Payment only. The Company shall not be obligated to pay any amount to the Investors in excess of the Total Payment other than in connection with Section 2(h).
   c. If the Monthly Revenue for any month is equal to or less than zero, no Monthly Payment will be due to the Investors for such month, except as otherwise provided in the last sentence of Section 2(a).
   d. The Company may, without penalty, prepay the Notes in whole or in part by making a prepayment to the Paying Agent (for the benefit of the Investors) in an amount of at least five thousand dollars ($5,000) without the prior consent of the Paying Agent. Each Investor is entitled to receive its proportionate share of each such prepayment at the time of the next monthly payment (or the Maturity Date, if no payment is scheduled before the Maturity Date).
   e. For each tax year of the Company, in the event the Paying Agent determines that the aggregate payments made by the Company under this Agreement during such year are less than the amount that should have been paid based on the Company's revenues reported in its federal tax return for such year, the Company will pay a true-up amount as necessary to the Paying Agent (for the benefit of the Investors), and each Investor will receive its proportionate share of such payment.
   f. The Company and each Investor hereby authorize each of Republic and Republic Investment Services to maintain records in which it may record, among other things, the Closing Date, the date and amount of any Monthly Payments or other payments made to the Investors, and the unpaid balance of the Notes, if any, on the Maturity Date. Absent manifest error, such records shall be conclusive evidence of amounts paid and payable under this Agreement and be binding upon the Company and the Investors.
   g. If, on the Maturity Date, the Investors have not received an aggregate amount of Monthly Payments and prepayments under this Agreement equal to the Total Payment, the Company shall, within ten

(10) business days after the Maturity Date, pay to the Paying Agent (for the benefit of the Investors) an amount equal to the unpaid balance of the Total Payment.

h. If the Company's payment of any payment due hereunder is more than ten (10) business days late, the Company shall pay a late fee in an amount equal to five percent (5.0%) of such outstanding payment, to the extent permitted by applicable law. Each such fee shall be due and payable at the time of the next monthly payment (or the Maturity Date if no payment is scheduled before the Maturity Date).

i. Any payment received after 7:00 P.M. (U.S. Pacific Time) on a banking day by the Paying Agent is deemed received on the next banking day.

j. All payments under this Agreement or with respect to the Notes shall be applied first, toward payment of fees, expenses and other amounts due hereunder (excluding Monthly Payments), and second, toward the Total Payment; *provided* that after an Event of Default, payments will be applied to the Company's obligations as Republic Investment Services determines in its sole discretion.

k. Each Investor acknowledges and agrees that the Paying Agent is authorized to distribute to each Investor such Investor's proportionate share (in accordance with such Investor's Investor Proportion) of all payments made by the Company to the Paying Agent (for the benefit of the Investors).

l. The Company may elect to prepay the Total Payment at any time without penalty; provided, however, that such prepayment may result in an adjustment to the Investment Multiple and a corresponding adjustment to the amount of the Total Payment.

3. **Defined Terms**
   a. "**Closing Confirmation Notice**" means the notice to be provided to the Investors on or reasonably promptly after the Closing Date confirming that the proceeds of the Notes have been released from escrow to the Company.
   b. "**Closing Date**" means the date on which Republic or Republic Investment Services instructs the Escrow Agent to release the Offering Amount from escrow to the Company, as specified in the Closing Confirmation Notice.
   c. "**Escrow Agent**" means a qualified third party as designated by Republic.
   d. "**Event of Default**" has the meaning set forth in Section l.
   e. "**Expected Opening Date**" shall have the meaning set forth on the Company's subdomain on the Portal, as may be updated from time to time up to 5 business days prior to the Offering Deadline.
   f. "**Investment Multiple**" is defined in the preamble.
   g. "**Investor Proportion**" means, for each Investor, a fraction, the numerator of which is such Investor's Principal, and the denominator of which is the Offering Amount.
   h. "**Majority Consent**" means the affirmative vote of Investors holding, in the aggregate, in excess of fifty percent (50%) of the Offering Amount represented by voting Investors. Any Investor that does not respond within fifteen (15) days of receipt of a written request for an Investor vote shall be deemed to have forfeited such Investor's right to vote on such action and the Offering Amount held by such Investor shall be ignored for purposes of determining the existence of a Majority Consent.
   i. "**Maturity Date**" is defined in the preamble.
   j. "**Monthly Payment**" means, for each applicable month, the payment by the Company to the Paying Agent (for the benefit of the Investors) in an amount equal to the Monthly Revenue for such month multiplied by the Revenue Sharing Percentage. Each Investor is entitled to a monthly payment in an amount equal to such Monthly Payment multiplied by the Investor Proportion.
   k. "**Monthly Revenue**" means, with respect to each calendar month, the gross revenue of the Company calculated on a cash basis during such calendar month, excluding, for the avoidance of doubt, any taxes, tips (as applicable) or any revenue attributable to rebates, discounts or refunds received in cash by the Company with respect to any prior expenses incurred by the Company.
   l. "**Note**" has the meaning set forth in Section 1.

m. "**Notice of Acceptance**" means a written confirmation from the Company instructing Republic to close the Offering in an amount equal to the Offering Amount.

n. "**Offering Amount**" means the sum of the Principals of all Investors including any securities commission paid to Republic, which shall be specified in the Notice of Acceptance, which shall not be less than the Minimum Offering Amount or exceed the Maximum Offering Amount.

o. "**Offering Deadline**" means 11:59 P.M. (U.S. Pacific Time) on March 31, 2023 or as updated pursuant to Section 5.

p. "**Offering Materials**" means, collectively, all information and materials made available to the Investors on the Portal, with respect to this Offering.

q. "**Paying Agent**" means the party identified by Republic Investment Services LLC (f/k/a NextSeed Services LLC).

r. "**Principal**" means, for each Investor, the amount set forth in the Note.

s. "**Revenue Share Percentage**" is defined in the preamble.

t. "**Republic Agreement**" means, for each Investor, the terms found on the landing page associated with the Company and its Offering Materials found at https://republic.com entered into on or prior to the date hereof between Republic and such Investor governing such Investor's use of Republic's services available at the Portal and appointing Republic and Republic Investment Services (defined below) (as applicable) as such Investor's authorized agent for the purposes of this Agreement, as may be amended or supplemented.

u. "**Republic Investment Services**" means Republic Investment Services LLC, a Delaware limited liability company, and affiliate of Republic.

v. "**SEC**" means the Securities and Exchange Commission.

w. "**Securities Act**" means the Securities Act of 1933, including all statutory and regulatory provisions consolidating, amending, replacing, supplementing or interpreting such statute.

x. "**Successful Offering**" means Republic's receipt of counterpart signature pages to this Agreement executed and delivered by the Investors providing for the purchase of Notes in an aggregate amount equal to at least the Minimum Offering Amount.

y. "**Total Payment**" means (a) the Offering Amount multiplied by (b) the Investment Multiple.

z. "**Trigger Event**" means an event or series of events by which (a) the persons who hold the voting interests in the Company on the Closing Date cease to own and control at least fifty-one (51%) of the voting interests in the Company on a fully diluted basis, (b) the Company merges, consolidates or enters into any similar combination with any other entity (without the Company being the continuing or surviving entity), (c) the Company disposes all or substantially all of its assets to any other entity, (d) the Company ceases operations for more than thirty (30) days (or notifies Republic or Republic Investment Services of its intent to do so), or (e) the Company liquidates, winds up or dissolves itself (or suffers any liquidation, windup or dissolution). For the avoidance of doubt, "voting interests" exclude the Notes.

4. Conditions Precedent to Purchase of the Notes.

The obligation of each Investor to purchase its Note on the Closing Date is subject to satisfaction of the following conditions:

a. A Successful Offering has occurred prior to the Offering Deadline;

b. The applicable Principal shall have actually been received by the Escrow Agent from each Investor;

c. The Offering Amount shall have actually been received by the Escrow Agent from the Investors;

d. Republic shall have received this Agreement, duly executed and delivered by the Company (or its agent or designee, on its behalf);

e. Republic shall have received such other agreements, instruments, documents and evidence that Republic deems necessary in its sole discretion in connection with this Offering; and

f. The representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects as of the Closing Date.

5. Certain Acknowledgements

Each of the Company and the Investors hereby acknowledges and agrees that:

a. Prior to delivering the Notice of Acceptance, the Company has no obligation to enter into this Agreement.

b. Upon the execution and delivery hereof by each Investor and the Company's release of its signature following the Acceptance Event, this Agreement shall become binding. For the avoidance of doubt, the Company shall have no obligations hereunder if the Closing Date does not occur.

c. If the Successful Offering has not occurred prior to the Offering Deadline, the Company may extend the Offering Deadline with the consent of Republic by providing Investors 5 business days to reconfirm their Offer to Purchase in a manner prescribed by Republic. If the Company declines to extend the Offering Deadline, or if the Successful Offering has not occurred prior to the extended Offering Deadline, the applicable Principal shall be returned to each Investor and all obligations of the parties under this Agreement shall terminate.

d. If a Successful Offering has occurred prior to the Offering Deadline, the Company may deliver the Notice of Acceptance at any time on or after (but not prior to) the date of such Successful Offering and accelerate the Offering Deadline to an earlier date with the consent of Republic by providing the Investors at least 5 business days' notice in a manner prescribed by Republic; provided that the Offering Deadline is at least twenty-one (21) days after the first day that the Offering is made available on the Portal.

6. Representations, Warranties, Acknowledgements and Covenants of the Company.

As of the Closing Date, the Company hereby represents and warrants to and, until the Company's obligations under this Agreement have been paid and satisfied in full, covenants with the Investors as follows:

a. The Company is duly organized, validly existing, and in good standing under the laws of the of its formation or incorporation with full power to enter into this Agreement and execute all documents required hereunder.

b. The information provided by the Company on the Portal, including the Offering Materials, is accurate in every material respect. Between the last date covered by any such information and the Closing Date, there has been no material adverse change in the financial condition or business of the Company. All information that has been and will be made available to Republic Investment Services or the Investors by the Company or any of its affiliates or representatives is and will be complete and correct in every material respect and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading in any material respect.

c. The Company has properly completed and filed all required filings with the SEC, and all information provided by the Company therein is accurate in every material respect. Further, the Company shall comply with all reporting obligations required pursuant to the Securities Act or any other applicable federal and state laws.

d. The making, execution, delivery and performance of this Agreement by the Company has been duly authorized and approved by all requisite action of the Company, and this Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable in accordance with its terms.

e. There is no pending or threatened litigation, action, proceeding or investigation against or affecting the Company or any of its members that could result, either separately or in the aggregate, in any material adverse change in the financial condition or business of Company.

f. Neither the execution and delivery of this Agreement by the Company nor the Company's performance of its obligations hereunder will (i) cause the Company to become inadequately capitalized or preclude the Company from being able to obtain additional loans, (ii) result in a material violation or breach of, or constitute a material default under, or accelerate the performance required under, any of the terms or provisions of its governing documents or any material contract or instrument to which the Company is a party or is otherwise bound, or (iii) constitute a material violation of any law, ruling, regulation, order, injunction or settlement agreement to which the Company or any of its property or assets is subject.

    g.   The proceeds of the Notes shall be used solely for the purposes stated in the Offering Materials. The Company shall not engage in any line of business substantially different from the primary line of business carried on by it on the Closing Date and any business reasonably complementary or ancillary thereto.

    h.   The Company acknowledges that any legal counsel for an Investor is legal counsel solely for such Investor regarding the Offering and not for the Company, and the Company has had the opportunity to have its own legal counsel, accountant or any other advisor review this Agreement (and related materials) before signing.

    i.   The Company shall not incur, assume or suffer to exist any indebtedness except (i) unsecured indebtedness in an aggregate principal amount not to exceed one hundred thousand dollars ($100,000) at any time outstanding or (ii) indebtedness incurred with the prior written consent of Republic Investment Services.

    j.   The Company shall not make any capital expenditure except for (i) capital expenditures in the ordinary course of business, in each case, not exceeding one hundred thousand dollars ($100,000) individually or (ii) capital expenditures made with the prior written consent of Republic Investment Services.

    k.   The Company shall not declare or make any distribution of cash or other assets to any beneficial owners of the Company's equity securities or any affiliates unless no Event of Default exists or would result therefrom.

7. Events of Default.

Each of the following shall constitute an "**Event of Default**":

    a.   The Company's failure to pay when due (subject to any grace period permitted under this Agreement) any amount payable by it hereunder and such failure continues for ten (10) business days.

    b.   The Company's failure to comply with any of its reporting obligations owed to Republic and such failure continues for ten (10) business days.

    c.   The Company's breach of any other covenants made by it hereunder and such breach continues for ten (10) business days.

    d.   Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

    e.   The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

    f.   The entry of any final judgment against the Company for an amount in excess of one hundred thousand dollars ($100,000), if undischarged, unbonded, undismissed or not appealed within thirty (30) days after such entry.

    g.   The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of one hundred thousand dollars ($100,000), if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within thirty (30) days after such issuance, entry or receipt.

    h.   Any representation or warranty made by the Company under this Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; *provided* that no Event of Default will occur under this Section 7(h) if the underlying issue is capable of being remedied and is remedied within thirty (30) days of the earlier of the Company becoming aware of the issue and being given written notice of the issue by Republic.

i. The occurrence of a Trigger Event.

8. Remedies.

If any Event of Default occurs and Republic Investment Services provides written notice of acceleration of the Notes to the Company, the Company shall be provided thirty (30) days to cure such default (to the extent that such Event of Default is curable). If the default is not cured within such thirty (30)-day period (or is otherwise not curable), the unpaid balance of the Total Payment shall become immediately due and payable by the Company to the Investors, and Republic or Republic Investment Services (as applicable) may pursue any other action or remedy permitted by law. Notwithstanding anything to the contrary herein, (a) if the Company is actively and in good faith seeking to cure such Event of Default but is unable to do so within such 30-day period, Republic Investment Services may extend such 30-day period by such number of additional days as Republic Investment Services determines reasonably necessary to allow the Company to cure such Event of Default, and (b) as set forth in the Republic Agreement, Republic Investment Services has the exclusive authority to enforce ALL remedies of the Investors under this Agreement.

9. Representations, Warranties, Acknowledgements and Covenants of the Investors.

Each Investor (with respect to itself only), as of the date such Investor executes this Agreement and as of the Closing Date, hereby represents and warrants to and, until the Company's obligations under this Agreement have been paid and satisfied in full, covenants with the Company and each member, manager, officer, and agent of the Company as follows:

a. <u>Risk Factors</u>. The Investor has carefully read and fully understands the risks involved with purchasing a Note, including, without limitation, the risks identified in the Offering Materials. The Investor understands that there is no guarantee of any investment return. The Investor is aware that the purchase of a Note is a speculative investment inherently involving a degree of risk and that there is no guarantee that the Investor will realize any gain from the Offering. The Investor (i) acknowledges that there are restrictions on his or her ability to cancel an investment commitment and obtain a return of the investment at any time, (ii) understands that that it may be difficult to resell securities acquired in this crowdfunding offering, (iii) is able to be party to this Agreement until the Maturity Date, and (iv) is able to afford a complete loss of its Principal. The Investor acknowledges and accepts that part or all of the Principal may be lost with no further recourse to the Company or Republic.

b. <u>Evaluation of Risk</u>. The Investor has the requisite knowledge to assess the relative merits and risks of the Offering, or has relied upon the advice of the Investor's professional advisers in regards to the Offering. The Investor acknowledges that the Company has made available sufficient opportunity to ask questions of and receive answers from the Company concerning the Offering through the Portal. The Investor further acknowledges that it has received to its satisfaction such information as requested by the Investor. The Investor is aware of and understands: (i) that no governmental authority has passed upon this Agreement or made any findings or determinations as to the fairness of the Notes; (ii) that there are substantial risks of loss of investment incidental to the Notes, including but not limited to those summarized in the Offering Materials; (iii) that no independent counsel has been engaged by the Company, Republic or Republic Investment Services to represent the Investor; and (iv) the limited transferability of this Agreement.

c. <u>No Advice</u>. The Investor understands that nothing in this Agreement or any other materials presented to the Investor in connection with the Offering constitutes legal, tax, or investment advice. The Investor has consulted such legal, tax, and investment advisors, as it, in its sole discretion, has deemed necessary or appropriate in connection with this Agreement or the Notes.

d. <u>Tax Laws</u>. No assurances are or have been made regarding any tax advantages which may inure to the benefit of the Investor, nor has any assurance been made that existing tax laws and regulations will not be modified in the future, thus denying to the Investor all or a portion of the tax benefits which may presently appear to be available under existing tax laws and regulations.

e. <u>Own Account</u>. The Investor is purchasing a Note for its own account for investment only and with no intention of assigning its rights under this Agreement or making any arrangement or understanding with any other persons regarding participation in the Offering.

f. <u>No Registration; No Resale</u>. The Investor understands that this Agreement has not been registered under the Securities Act by reason of the exemption under Section 4(a)(6) thereof which depend in part upon the investment intent of the Investor and of the other representations made by the Investor in this Agreement. The Investor will not, directly or indirectly, offer, sell, pledge, transfer, or otherwise dispose of (or solicit any offers to buy, purchase, or otherwise acquire to take a pledge of) ("**Transfer**") its interests under this Agreement and the applicable Note during the one-year period beginning when this Agreement is issued, other than: (i) to the Company; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstance. The Company will not be required to permit or recognize any Transfer of this Agreement, the applicable Note or any interest herein at any particular time, or with the passage of time. The Company is under no obligation to register or to perfect any exemption for resale of this Agreement under the Securities Act or the securities laws of any state or any other jurisdiction.

g. <u>Regulatory Transfer</u>. The Investor represents that, to its knowledge as of the date the Investor executes this Agreement, the Investor is not aware of any laws, regulations or similar considerations that would prohibit its participation in this Agreement or the applicable Note. Notwithstanding anything to the contrary in this Agreement, to the extent that any laws, regulations or similar considerations applicable to the Investor do not permit the Investor to continue to hold interests in this Agreement or the applicable Note, the Investor understands and agrees that the Company may, with prior consent and cooperation of Republic, require the Investor to Transfer its interests under this Agreement and the applicable Note to the Company (such Transfer, a "Regulatory Transfer"), in an amount equal to the unpaid balance of the Principal or an amount otherwise required by the applicable law, regulation or similar consideration requiring such Regulatory Transfer. Each Investor agrees and consents that the Company may take any actions that may be necessary or advisable to effectuate the intent of this <u>Section 9(g)</u>.

h. <u>Complete Information</u>. All information provided by the Investor to the Company in connection with the Offering, including status, financial position, and knowledge and experience of financial and business matters is correct and complete as of the date hereof, and in the event there is any change in such information before the Notes are issued by the Company, the Investor will immediately provide the Company with such information.

i. <u>Investment Limitations</u>; <u>Ability to Bear Economic Risk</u>. The Investor has reviewed, understands and is fully compliant with the annual investment limits under Section 4(a)(6) of the Securities Act as it applies to the Investor. The overall commitment of the Investor to investments that are not readily marketable is not excessive in view of the Investor's net worth, financial circumstances, and this Agreement will not cause such commitment to become excessive. The Investor is able to bear the economic risk of its investment in a Note.

j. <u>Reliance by Company</u>. The Investor understands that the Company is relying on the truth and accuracy of the representations, declarations and warranties made by the Investor in this <u>Section 9</u> in offering a Note to the Investor and in relying upon applicable exemptions available under the Securities Act and applicable state securities laws.

k. <u>Advice of Counsel</u>. The Investor acknowledges that any legal counsel for the Company is legal counsel solely for the Company regarding the Offering and not for the Investor, and the Investor has had the opportunity to have its own legal counsel review this Agreement (and related materials) before signing this Agreement. The Investor further acknowledges that any accounting firm for the Company is the accounting firm solely for the Company and not for the Investor, and the Investor has had the opportunity to have its own accountant review this Agreement (and related materials) before signing.

l. <u>Republic Agreement</u>. The Investor has read, understands, and shall fully comply with its obligations under the Republic Agreement. The Investor shall not approach, contact or harass the Company in any way following the Closing Date to offer, discuss, or request any variation in the payment structure or payment process, or for any other reason related to the Offering. The Investor understands and agrees that its sole course of dispute resolution in connection with this Agreement is set forth in the Republic Agreement and any violation of its obligations may result in immediate suspension or termination of this Agreement and forfeiture of any or all rights under this Agreement.

m. <u>Further Assurances</u>. The Investor shall execute any further documents reasonably requested by the Company in connection with this Agreement.

n. <u>State Alcohol Beverage Laws</u>. Certain state laws and regulations with respect to sale of alcoholic beverages may restrict a person from having a financial interest in a retailer that sells alcoholic beverages. The Investor represents that, to the best of the Investor's knowledge, the Investor (and, as applicable, the Investor's spouse) does not have hold any financial interest in any entity that makes or distributes any alcoholic beverage that is sold in the applicable state. The Investor also acknowledges that, to the extent required by law, Republic, Republic Investment Services or the Company may furnish information about the Investor to the applicable regulators.

10. Federal Income Tax Treatment.

The parties have determined that this Agreement shall be treated as a contingent payment debt instrument for U.S. federal income tax purposes as of the Closing Date. Except as otherwise required by law, the parties shall report all payments under this Agreement in a manner consistent with the treatment of this Agreement as a debt instrument on the parties' respective federal income tax returns.

11. Irrevocable Nature of Purchase of Note.

Each Investor hereby acknowledges and agrees that (a) starting from the Lock-In Period, the purchase of a Note by such Investor is irrevocable and such Investor is not entitled to cancel, terminate or revoke this Agreement or any of the representations, warranties, covenants or agreements made by such Investor in this Agreement, and (b) this Agreement and the representations, warranties, covenants and agreements made by such Investor in this Agreement shall survive the bankruptcy, death, incapacity, disability, adjudication of incompetence or insanity, liquidation or dissolution of such Investor.

12. No Ownership.

Nothing herein shall be construed as granting any Investor any right or authority to participate in the ownership, management or control of the Company.

13. Notices

All notices and other communications hereunder between the parties shall be sent via the Portal's message center available through each party's account with the Portal, in accordance with the Portal's policies. All communications sent by an Investor following the Closing Date shall be managed by and through the Portal, and each Investor understands and accepts the limitations on communications set forth in <u>Section 9(l)</u>.

14. Independent Advice.

EACH INVESTOR IS HEREBY ADVISED TO OBTAIN INDEPENDENT LEGAL AND TAX COUNSEL WITH RESPECT TO ISSUES WHICH MAY ARISE IN CONNECTION WITH LEGAL MATTERS CONCERNING THE COMPANY OR THIS AGREEMENT OR THE NOTES.

15. Indemnification.
   a. Each Investor agrees to indemnify and hold harmless the Company, its officers, directors, employees, members, shareholders and affiliates, and any person acting on behalf of the Company, from and against any and all damage, loss, liability, cost and expense (including attorneys' fees) which any of them may incur by reason of the failure by such Investor to fulfill any of the terms or conditions of this Agreement, or by reason of any breach of the representations and warranties made by such Investor herein or in any other document provided by such Investor to the Company. All representations, warranties and covenants contained in this Agreement and the indemnification contained in this Section 15 shall survive the acceptance of this Agreement.
   b. The parties acknowledge that Republic is not a party to this Agreement and shall not be held responsible for any violation thereof. The parties agree, jointly and severally, to indemnify and hold harmless Republic, its officers, directors, employees, members, shareholders and affiliates, and any person acting on behalf of Republic, from and against any and all damage, loss, liability, cost and expense (including attorneys' fees) that Republic may incur by reason of the failure of any party to this Agreement to fulfill its obligations set forth herein.

16. Entire Agreement and Amendments.

This Agreement may not be modified or amended except pursuant to a written instrument signed by the Company with a Majority Consent of the Investors and with the prior written consent of Republic. Except as otherwise expressly provided herein, this Agreement, together with the Notes, represents the entire agreement between the Investors and the Company regarding the subject matter hereof and supersedes all prior or contemporaneous communications, promises, and proposals, whether oral, written, or electronic, between them. Notwithstanding the foregoing, Republic is authorized to correct obvious clerical errors in this Agreement without notice to either parties; although Republic is not obligated to identify or correct such errors.

17. Survival.

Notwithstanding anything to the contrary herein, except as otherwise set forth therein, the representations and warranties made under Section 6 and Section 9 and the provisions of Section 10, Section 15, this Section 17 and Section 20 shall survive and remain in full force and effect regardless of the completion of the transactions contemplated by this Agreement, the payment of the Notes, or the payment and satisfaction in full of the Company's other obligations hereunder.

18. Severability.

If any part of this Agreement is declared unenforceable or invalid, the remainder will continue to be valid and enforceable.

19. Successors and Assigns.

The rights and benefits of this Agreement shall inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns; *provided* that the rights and obligations of the Investors under this Agreement may only be assigned with the prior written consent of the Company.

20. Governing Law.

This Agreement will be governed by and construed in accordance with the laws of the State of Texas, without giving effect to the principles of conflicts of law. Any legal action or proceeding arising under this Agreement will be brought exclusively in the federal or state courts located in Texas, and the parties hereby irrevocably consent to the personal jurisdiction and venue therein.

21. Counterparts.

This Agreement may be executed in two or more counterparts and electronically, each of which shall constitute an original, and all of which shall constitute one instrument, and shall become effective when one or more counterparts have been signed by each party and delivered to the other party.

22. Interpretation.

In the interpretation of this Agreement, except where the context otherwise requires, (a) "including" or "include" does not denote or imply any limitation, (b) "or" has the inclusive meaning "and/or," (c) "$" refers to U.S. dollars, (d) the singular includes the plural, and vice versa, and each gender includes each other gender, (e) captions or headings are only for reference and are not to be considered in interpreting this Agreement, (f) "Section" refers to a section of this Agreement, unless otherwise stated in this Agreement, (g) "Exhibit" refers to an exhibit to this Agreement (which is incorporated by reference), unless otherwise stated in this Agreement, (h) all references to times are times in New York, NY, and (i) "day" refers to a calendar day unless expressly identified as a business day.

BY ELECTRONICALLY SIGNING THIS AGREEMENT, YOU CONFIRM YOUR UNDERSTANDING AND ACCEPTANCE OF THE TERMS OF THIS AGREEMENT.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

REVOLVING KITCHEN – FAIRVIEW LLC

By:
Name: Tyler Shin
Title: Manager

Address: 164 Town Place, Fairview, Texas 75069
Email: tyler.shin@revolvingkitchen.com

INVESTOR:

By:
Name:

EXHIBIT A
Form of Note

Principal: $[**PRINCIPAL**] **[DATE]**

FOR VALUE RECEIVED, Revolving Kitchen – Fairview LLC (the "**Company**"), promises to pay to the order of [**INVESTOR**] ("**Payee**") on the Maturity Date total payment in an amount calculated by multiplying the principal by the investment multiple, in accordance with, and on the dates specified in, that certain Crowd Revenue Note Purchase Agreement (the "**Agreement**"), dated as of **[DATE]**, by and among the Company, Payee, and the other Investors party thereto. Capitalized terms used but not otherwise defined in this Promissory Note (this "**Note**") have the meanings given such terms in the Crowd Revenue Note Purchase Agreement.

This Note is one of the "Notes" referred to in, and evidences indebtedness incurred under, the Note Purchase Agreement, to which reference is made for a description of the security for this Note and for a statement of the terms and conditions on which the Company is permitted and required to make prepayments and repayments, in whole or in part, of principal of the indebtedness evidenced by this Note and on which such indebtedness may be declared to be immediately due and payable.

Notwithstanding anything in this Note to the contrary, in no event shall the interest payable hereon, whether before or after maturity, exceed the maximum amount of interest which, under applicable law, may be contracted for, charged, or received on this Note.

If this Note is placed in the hands of an attorney for collection after default, or if all or any part of the indebtedness represented hereby is proved, established or collected in any court or in any bankruptcy, receivership, debtor relief, probate, or other court proceedings, the Company and all endorsers, sureties, and guarantors of this Note jointly and severally agree to pay reasonable out-of-pocket fees of external counsel and reasonable collection costs to the holder hereof in addition to the amounts payable hereunder.

The Company and all endorsers, sureties, and guarantors of this Note hereby severally waive demand, presentment, notice of demand and of dishonor and nonpayment of this Note, protest, notice of protest, notice of intention to accelerate the maturity of this Note, declaration or notice of acceleration of the maturity of this Note, diligence in collecting, the bringing of any suit against any party and any notice of or defense on account of any extensions, renewals, partial payments, or changes in any manner of or in this Note or in any of its terms, provisions, and covenants, or any releases or substitutions of any security, or any delay, indulgence, or other act of any trustee or any holder hereof, whether before or after maturity.

THIS NOTE SHALL BE DEEMED TO BE A CONTRACT MADE UNDER AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF TEXAS (WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAWS).

IN WITNESS WHEREOF, the undersigned has executed this Note effective as of the date above first written.

REVOLVING KITCHEN – FAIRVIEW LLC

By:
Name: Tyler Shin
Title: Manager

EXHIBIT C

Video Transcript

Video #1

0:03
He's being called an innovator.
0:10
A problem-solver.
0:18
A maker in the DFW food and beverage industry.
0:24
Tyler Shin is creating quite the buzz these days for what he's cooked up here at Revolving Kitchen
0:31
in Garland. Ghost kitchen is a commercial kitchen where people can you know it's like a
0:39
restaurant without the front of the house. 34-thousand square feet containing 25 individual commercial
0:46
kitchens that can be rented by the hour, month or one year lease. It's very turn-key and they
0:53
don't need to put permit they don't need to buy equipment they don't need to do any construction.
0:57
So it reduces their time and capital investment to start their operation, start their business.
1:02
Tyler's own start in the business came at a young age watching his mother run several restaurants
1:08
in Korea. I saw the personal sacrifices my mom made you know working on the weekends,
1:13
late night so I told myself growing up I'm never going into the restaurant business.
1:17
But after moving to the U.S. and working in corporate finance for a while he discovered that
1:22
food was his passion. So he partnered with a chef who was looking to expand catering services but
1:29
just didn't have the restaurant space. When I went all over DFW looking for commissary kitchen so we
1:36
can do catering business out of, couldn't find anything and that's kind of when the light bulb
1:40
went off and hey you know there is a demand for commercial or commissary kitchen for a lot of food
1:46
operators. That's how Revolving Kitchen was born in late 2019. Things were sizzling
1:53
until the pandemic hit. All the events were wiped out no you know catering jobs, no weddings,
2:00
no birthday parties, no graduation parties so you know it was pretty scary for a month or two.
2:06
So Shin had to figure things out and quickly so he started reaching out to restaurants
2:11
that were doing takeout and delivery. We started getting a lot of you know ghost kitchen concept
2:16
virtual branch wanting to do takeout and delivery business out of our kitchen.
2:21
Today more than 60 companies use Revolving Kitchen from national chains like Wing Stop,
2:27
5 Guys, Hawaiian Bros and Cotton Patch. When we can't build a Cotton Patch or full Cotton Patch
2:34
this is a good way to get uh people that want this kind of a food that want to come into
2:38
contact um get it delivered don't want to leave at home so it's a good way to get that still and
2:44
uh you know for both the company and for the guests it works both ways so it's a good benefit.
2:51
As well as mom and pop businesses like TLC vegan, World Pizza Party and Garland-based Wing City
2:58

3:03
is very um it's cost efficient for a business especially for a new business just wanting to
3:09
try to see if it works. It allowed me to expand my brand for much lesser cost and here we are.
3:17
For smaller, local mom and pop restaurants they say that Revolving Kitchen has been a lifesaver.
3:24
It takes off you buying all the equipment we should if I need all the all this will
3:29
cost me almost $80 thousand. You just have to know make the sales and make the payments
3:34
and you have a business. Shin has taken it up a notch with the addition of the
3:39
one-stop shop, Revolving Kitchen Virtual Food Hall app. We're basically aggregating all their menus
3:46
through our platform so that you can order you know wings, pizza, burgers, vegan food in one
3:53
order as well as one delivery and one pickup. Shin s just getting started. He hopes to expand the
4:00
ghost kitchen concept to four or five locations across the DFW metroplex with the Garland location
4:07
as an example of how innovation, teamwork and determination make the perfect recipe for success.
4:14
Found the right place, found the right municipality to work with.
4:18
City of Garland was very helpful to get you know this up and running along the way.
4:23
So all those things kind of came together. We're one of the fortunate people who can say hey you
4:29
know we're still in the business, we survived the pandemic. And Made His Mark at the same time.

Video #2 in Solution section:

0:00
what is a cloud kitchen
0:03
from 2019 to 2020 meal delivery orders
0:07
increased more than 150 percent and the
0:10
food delivery market is projected to
0:12
increase by 300 billion dollars over 10
0:14
years to accommodate this growing demand
0:17
restaurant owners and food entrepreneurs
0:20
have been turning to cloud kitchens
0:22
a cloud kitchen provides food businesses
0:24
such as restaurants meal prep companies
0:26
caterers and packaged food producers
0:29
with a private commercial kitchen space
0:31
to prepare food

as you consider using a cloud kitchen
0:34
for your business's growth strategy
0:36
factor in these benefits affordable
0:39
startup cost lower overhead meeting
0:41
customer demand access to user data and
0:44
much more
0:45
revolving kitchen offers cloud kitchens
0:47
for long-term and hourly rentals contact
0:50
us to learn more

Video #3 in Traction section. This video has no audible words; just photos and these words being displayed:

Frame 1 – The Future of food is here. New Location coming soon.
Frame 2 – Spring 2023 In Fairview Town Center
Frame 3 – Ghost Kitchen. 35,000 square foot
Frame 4 – 34 Kitchens. Fully equipped, Commercial
Frame 5 – Indoor Dining with Food delivery robots
Frame 6 – Full-service Bar. Pour, Cork & Tap
Frame 7 – Market Place. Grab & Go all your favorites
Frame 8 – One Check, 20+ Diverse Restaurants. (Flashing of logos)
Frame 9 – Revolving Kitchen logo.